Exhibit 99.2

LUCKIN COFFEE INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on December 11, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Luckin Coffee Inc. (in Provisional Liquidation) (OTC: LKNCY) (the “Company” or “we”) will be held at 10 a.m. on December 11, 2021, Beijing Time. The EGM will be held at Room 9, 6th Floor, No.3 Building, No.2 Minzuyuan Road, Chaoyang District, Beijing, China.

Holders of record of the Company’s Class A ordinary shares, US$0.000002 per share, and Class B ordinary shares, par value US$0.000002 per share (collectively, the “Ordinary Shares”), as of the Record Date (as defined below) are cordially invited to attend the EGM.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving each of the following resolutions as special resolutions. The board of directors of the Company (the “Board of Directors”) recommends a vote “For” each of the following the resolutions.

1.	That each of the following definitions be added to the Articles of Association of the Company:

a.	“Associate” has the meaning set forth in Rule 13d-2 under the Exchange Act

b.	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time

c.	“Restricted Person” means (i) any former director, officer or member of management of the Company or any of its subsidiaries with respect to whom the Special Committee recommended resignation or removal from the Board in connection with such person’s conduct during the time when such person served on the Board or termination of employment, or whose employment was terminated by the Board, or any such person’s respective Affiliates or Associates or any legal Person controlled by such Person; and (ii) any other Person (or any Affiliate or Associate thereof) with whom any Person under the foregoing clause (i) (or any Affiliate or Associate thereof) has any agreement, arrangement or understanding, whether or not in writing, with respect to, or with whom such Person is otherwise cooperating or collaborating with, for the purpose of (a) acquiring, holding, sharing, voting or disposing of securities of the Company or any financial interest in or deriving from the value of the securities of the Company, or (b) changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect

d.	“Special Committee” means the special committee created by the Board on March 19, 2020 to oversee an internal investigation into certain issues brought to the Board’s attention during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019

e.	“transfer” means, in relation to any Shares, to sell, assign, transfer or otherwise dispose of or grant any option over such Shares, and shall include (a) any direct or indirect sale, assignment or transfer in relation to the equity interests of any Member which has the effect of transferring an indirect interest in any Shares, and (b) an event, transaction or circumstance where a Person that holds the controlling equity interests in an entity which is in liquidation or similar winding-up proceedings (a “Liquidating Subsidiary”) is or becomes a beneficial owner of the Company’s Shares or acquires the power to vote such Shares through that Liquidating Subsidiary as a result of a stay or termination of the liquidation winding-up or similar insolvency proceedings of that Liquidating Subsidiary (the “Liquidation Termination Event”) or an amendment or change to the power and authority the liquidator or similar officer appointed in respect of the Liquidating Subsidiary (the “Liquidation Amendment Event”), which causes all or part of the voting, disposition or other rights previously granted to the liquidator or similar officer appointed in respect of the Liquidating Subsidiary to revert to that Person upon the Liquidation Termination Event or the Liquidation Amendment Event

2.	That Article 46 be deleted and replaced with the following text and certain definition(s) set forth under resolution 1 that are used in the following text be added:

“The Directors may, in their absolute discretion, and without giving any reason therefor, refuse to register a transfer of any Share(s), including where a purported transfer has been attempted in breach of these Articles.”

3.	That Article 47 be amended by replacing the text “The Directors may also decline to register any transfer of any Share unless:” with the text “The Directors may also decline to register any purported transfer of any Share unless:” and certain definition(s) set forth under resolution 1 that are used in the foregoing replacement text be added.

4.	That a new Article 50(a) be added with the following text together with certain definition(s) set forth under resolution 1 that are used in the following text:

“Notwithstanding any other provision of these Articles, no Member may, without the Company’s prior written consent, transfer, or agree to transfer, any of such Member’s Share(s) to a Restricted Person. The Company may refuse to provide such consent without giving any reasons whatsoever and may in its sole discretion refuse to enable conversion of Shares to ADSs by or for the benefit of a Restricted Person.”

5.	That a new Article 50(b) be added with the following text together with certain definition(s) set forth under resolution 1 that are used in the following text:

“Notwithstanding any other provision of these Articles, no Restricted Person may, without the Company’s prior written consent, transfer, or agree to transfer, any Share(s). The Company may refuse to provide such consent without giving any reasons whatsoever and may in its sole discretion refuse to enable conversion of Shares to ADSs by or for the benefit of a Restricted Person.”

6.	That a new Article 51(a) be added with the following text together with certain definition(s) set forth under resolution 1 that are used in the following text:

“If a Member purports to transfer or agrees to transfer any Share(s) directly or indirectly to a Restricted Person without the prior written consent of the Company (any such Share(s), “Article 51(a) Restricted Shares”), then the Directors may serve a notice on the Member in whose name the Article 51(a) Restricted Shares are registered stating that such Member shall not, in relation to the Article 51(a) Restricted Shares, be entitled to be present or to vote in person or by proxy at any general meeting of the Company or any meeting of the holders of Shares of the relevant class, or to vote on a written resolution of the Members. The Directors may reinstate these rights at any time.”

7.	That a new Article 51(b) be added with the following text together with certain definition(s) set forth under resolution 1 that are used in the following text:

“If a Restricted Person becomes the legal or beneficial owner of any Share or Shares either directly or indirectly in any way whatsoever after the date on which this Article is adopted including pursuant to a direct or indirect transfer (any such Share(s), “Article 51(b) Restricted Shares”), then the Directors may serve a notice on the Member in whose name the Article 51(b) Restricted Shares are registered stating that such Member shall not, in relation to the Article 51(b) Restricted Shares, be entitled to be present or to vote in person or by proxy at any general meeting of the Company or any meeting of the holders of Shares of the relevant class, or to vote on a written resolution of the Members. The Directors may reinstate these rights at any time.”

8.	That a new Article 52 be added with the following text together with certain definition(s) set forth under resolution 1 that are used in the following text:

“To enable the Directors to determine whether or not there has been a purported transfer of Share(s) or agreement to transfer Share(s) in the Company in breach of these Articles or whether or not a Restricted Person has, or has sought to, become the legal or beneficial owner of any Share or Shares either directly or indirectly in any way, the Directors may, from time to time, require any Member to provide the Company with such information and evidence as they may reasonably require relevant to that purpose. If a Member fails to provide information or evidence in respect of any Shares registered or sought to be registered in its name to the reasonable satisfaction of the Directors within seven (7) calendar days after request has been given to such Member, the Company may: (a) serve a notice on such Member stating that such Member shall not, in relation to all Shares held or purported to be held or beneficially owned by such Member, be entitled to be present or to vote in person or by proxy at any general meeting of the Company or any meeting of the holders of Shares of the relevant class, or to vote on a written resolution of the Members; and/or (b) by written notice to such Member, deem such Shares to be owned legally or beneficially by a Restricted Person for all purposes under these Articles. The Directors may reinstate these rights at any time.”

9.	That a new Article 53 be added with the following text together with certain definition(s) set forth under resolution 1 that are used in the following text:

“For purposes of Articles 46, 50, 51 and 52, a Person shall be deemed the “beneficial owner” of any securities as to which such Person or any of such Person’s Affiliates or Associates is or may be deemed to be the beneficial owner pursuant to Rule 13d-3 and 13d-5 under the Exchange Act, and the status of Person as a Restricted Person shall be determined by the Board in its absolute discretion.”

10.	That Article 175 be deleted and replaced with the following text:

“The fiscal year of the Company is the calendar year unless otherwise determined by the Board from time to time.”

11.	That, subject to the adoption of the foregoing resolutions 1-10, Articles 50 to 178 be renumbered accordingly and that all necessary cross references be updated.

12.	That, subject to the adoption of the foregoing resolutions 1-11, a conformed Sixth Amended and Restated Memorandum and Articles of Association, in the form attached as Exhibit 99.4 to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on the date of this notice, in substitution for and to the exclusion of, the Company’s Fifth Amended and Restated Memorandum and Articles of Association be adopted.

IMPORTANT NOTES RELATING TO THE EGM

1.	The resolutions put to the vote at the EGM will be decided by poll. On a poll, votes are counted according to the number of votes each share holds, ensuring an accurate result.

2.	The officer authorized by the Board of Directors has fixed the close of business on November 8, 2021, Eastern Standard Time, as the record date (the “Record Date”). Only holders of record of the Ordinary Shares at the Record Date are entitled to attend and vote at the EGM or adjournment(s) thereof.

3.	Holders of American depositary shares, each representing eight Class A ordinary shares (the “ADSs”), who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs. The Bank of New York Mellon, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the EGM the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from the holders of the ADSs.

4.	Please refer to the proxy form for holders of Ordinary Shares which is attached to and made a part of this notice. The proxy form is also available for viewing on our website at investor.luckincoffee.com.

5.	Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Ordinary Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form forty-eight (48) hours before the time for holding the EGM or adjournment(s) thereof at which the person named in the proxy form proposes to vote, to ensure your representation at the EGM.

By Order of the Board of Directors,

Jinyi Guo

Chairman and Chief Executive Officer

Beijing, China

November 8, 2021